UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U/A

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): June 28, 2023

The3rdBevCo Inc.

(Exact name of registrant as specified in its charter)

New York	84-3292369
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

2805 Veterans Highway

Suite 15,

Ronkonkoma, NY 11779

(Address of principal executive offices)

Registrant’s telephone number, including area code (631) 285-3644

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9. Other Events.

The following significant business events have been summarized to assist our investors with understanding important developments in our business from the start of fiscal 2023 through the date of this filing.

Debt Funding

On January 26, 2023, 3507 Boudinot Ave Trust converted both the principal and accrued interest on the convertible promissory note dated 12/9/21 with a face amount of $25,000 into 57,084 shares of the Company’s common stock.

On January 26, 2023, Jeffrey L. Browne converted both the principal and accrued interest on the convertible promissory note dated 12/3/21 with a face amount of $75,000 into 171,511 shares of the Company’s common stock.

On March 28, 2023, the Company paid a total of $10,525.84 in principal and accrued interest to retire Mr. Tom Cox’s Note Payable dated 12/17/20.

Board Advisory Agreements

On March 2, 2023, the Company entered into a Board Advisory Agreement with William Hayde to serve as a Board Advisor for a period of 1 year commencing on March 1, 2023. Mr. Hayde’s compensation under this Board Advisory Agreement is set forth as follows:

●	Initial advisor fee of $10,000 for his first month of service;
●	Monthly advisor retainer of $5,000 per month fee thereafter;
●·	3-year incentive stock option grant to purchase up to 250,000 shares of common stock at an exercise price of $1.00. Grant shall have a 1-year vesting period.
●	Monthly advisor retain shall increase from $5,000 to $7,500 upon the Company’s cumulative assets increasing by more than $5,000,000 because of the advisor’s direct or indirect activities.

On March 8, 2023, the Company entered into a Board Advisory agreement with Thomas Cardella to serve as a Board Advisor for a period of 1 year commencing on March 10, 2023. Mr. Cardella’s compensation under this Board Advisory Agreement is set forth as follows:

●	Monthly advisor retainer of $500 per month fee;
●	2-year non-qualified stock option grant to purchase up to 50,000 shares of common stock at an exercise price of $1.00. Grant shall have a 1-year vesting period and 2-year option life.
●	A one-time contingent fee of $2,500 shall be due and payable upon the Company raising more than $2,500,000 in capital because of the advisor’s direct or indirect activities.

On March 22, 2023, the Company entered into a Board Advisory agreement with Hal Kravitz to serve as a Board Advisor for a period of 1 year commencing on March 17, 2023. Mr. Kravitz’s compensation under this Board Advisory Agreement is set forth as follows:

●	Monthly advisor retainer of $500 per month fee;
●	3-year non-qualified stock option grant to purchase up to 50,000 shares of common stock at an exercise price of $1.00. Grant shall have a 1-year vesting period and 3-year option life.
●	A one-time contingent fee of $2,500 shall be due and payable upon the Company raising more than $2,500,000 in capital because of the advisor’s direct or indirect activities.

On May 24, 2023, the Company entered into a Board Advisory agreement with David Williams to serve as a Board Advisor for a period of 1 year commencing on May 24, 2023. Mr. Williams’s compensation under this Board Advisory Agreement is set forth as follows:

●	Monthly advisor retainer of $500 per month fee;
●	3-year non-qualified stock option grant to purchase up to 50,000 shares of common stock at an exercise price of $1.00. Grant shall have a 1-year vesting period.
●	A one-time contingent fee of $2,500 shall be due and payable upon the Company raising more than $2,500,000 in capital because of the advisor’s direct or indirect activities.

Executive Agreements

On June 20, 2023, the Company entered into an executive officer agreement with David Sandler to serve as the Chief Development Officer (“CDO”). The agreement is effective July 1, 2023. Under the terms of the agreement, the CDO shall receive an annual base pay of $75,000. The CDO was granted a 2-year non-qualified stock option award to purchase up to 250,000 shares of the Company’s common stock at an exercise price equal to the fair market value of the Company’s common stock on the date of grant. This non-qualified stock option award fully vests 1-year after grant date.

Operational Agreements

On April 4, 2023, the Company entered into an agreement with Flowspace, Inc. whereby Flowspace, Inc. will be responsible for filling the Company’s direct-to-consumer orders for its non-alcoholic products.

On April 12, 2023, the Company issued a purchase order to Consolidated Label Company for the first production run of the Bougie™ product can shrink sleeve labels.

On April 12, 2023, the Company issued a purchase order to Rocky Mountain Beverages for the first production run of the Bougie™ product line.

On May 1, 2023, the Company received approval from the Federal TTB to import, export, and warehouse alcoholic spirits under a subsidiary the company set up for such purposes called The3rdBevCo Distribution Corp.

On June 2, 2023, the Company signed a licensing agreement with GENCOR™ for the use of their ingredient called TESTOFEN® in the LAID™ product formulation.

On June 25, 2023, the Company submitted a provisional patent application for its LAID formulation.

Tier 2 Regulation A Offering.

The Company filed its new offering on Form 1-A POS with the Securities and Exchange Commission on June 23, 2023. The Company raised the offering price from $1.00 to $4.00 per share of Common Stock and lowered the total shares being offered for sale from 40,000,000 to 13,125,000 (which includes 4,375,000 of potential bonus shares eligible to investors that participate in the new offering). If the offering is successful, the Company anticipates it could generate up to $35 million in gross proceeds which will be used to deploy the Company’s business plan.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The3rdBevCo, Inc.

By:	/s/ Peter Scalise
Peter Scalise
Principal Executive Officer

Date: June 28, 2023

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